05039648

SECU[...]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 4 2005 PROCESSING

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2003 (MM/DD/YY) AND ENDING November 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Security Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite 113 C
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leach (818) 225-1210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, ~~XXXXXXXXXXXXX~~ Roger Vig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 4th day of March 2005

[signature]
Notary Public

[signature]
Signature

Roger Vig, Vice President
Title

RICHARD A. LEACH
Commission # 1411368
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Security Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Investment Security Corporation.

I have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

Subsequent to the issuance of the company's November 30, 2004 financial statements and my report dated December 21, 2004, I became aware that those financial statements did not include a required reconciliation of net capital computation, and included certain non-allowable assets in that calculation. In my original report I expressed an unqualified opinion on the November 30, 2004 financial statements, and my opinion on the revised statements, as expressed herein, remain unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation. as of November 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
December 21, 2004

Date of original report, except as to the second paragraph above and Note 5, Note 6 and Schedule I, which are as of March 5, 2005.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Investment Security Corporation
Statement of Financial Condition
November 30, 2004

Assets

Cash and cash equivalents	$ 22,587
Accounts receivable	12,060
Deferred tax asset	5,538
Prepaid income taxes	186
Other assets	40
Total assets	$ 40,411

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 8,927
Deferred income	2,250
Commissions payable	10,847
Income taxes payable	739
Total liabilities	22,763
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	6,648
Total stockholder's equity	17,648
Total liabilities and stockholder's equity	$ 40,411

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Operations
For the year ended November 30, 2004

Revenue	
Commission income	$ 1,627,304
Fees income	40,583
Interest and dividends	91
Other	729
Total revenue	1,668,707
Expenses	
Commissions and floor brokerage	1,470,256
Communications	1,222
Occupancy and equipment rental	7,830
Interest	45
Taxes, other than income taxes	1,887
Other operating expenses	187,035
Total expenses	1,668,275
Income (loss) before income tax provision	432
Income tax provision	
Income tax provision, including deferred tax benefit of ($3,355)	(2,555)
Total income tax provision	(2,555)
Net income (loss)	$ 2,987

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes of Stockholder's Equity
For the year ended November 30, 2004

	Common Stock	Additional Paid - in Capital	Retained Earnings	Total
Balance, November 30, 2003	$ 1,000	$ 10,000	$ 3,661	$ 14,661
Net income (loss)	–	–	2,987	2,987
Balance, November 30, 2004	$ 1,000	$ 10,000	$ 6,648	$ 17,648

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Cash Flows
For the year ended November 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ 2,987
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 895	
Deferred tax asset	(3,702)	
Other assets	(40)	
(Decrease) increase in:		
Accounts payable	5,017	
Income tax payable	(258)	
Commissions payable	(1,483)	
Deferred income	(2,333)	
Total adjustments		(1,904)
Net cash and cash equivalents provided by (used in) operating activities		1,083
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		1,083
Cash and cash equivalents at beginning of year		21,504
Cash and cash equivalents at end of year		$ 22,587

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ 1,450
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated, in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers (NASD) on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers (NASD).

The Company's principal business is to serve in the capacity as the broker dealer for the offering and selling of private placements, IRC section 529 plans, mutual funds and variable insurance products at the retail level.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consists of bank accounts and money market accounts.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Note 2: INCOME TAXES

The income tax provision consists of the following:

Federal taxes	$ –
State taxes	800
Current tax provision	800
Federal deferred taxes (benefits)	(1,678)
State deferred taxes (benefits)	(1,677)
Deferred tax provision	(3,355)
Total income tax expenses (benefits)	$ (2,555)

Additional deferred income tax assets are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 3: RELATED PARTY TRANSACTIONS

For the year ended November 30, 2004, the Company paid an accounting firm controlled by its Financial Operations (FINOP) officer $20,530, included in other operating expenses, for financial statement and tax preparation, and FINOP services. The Company also paid a legal firm controlled by its president $121,472 for compliance and legal services.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 5: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2004, the Company's net capital of $11,578 exceeded the minimum net capital requirement by $6,578; and the Company's ratio of aggregate indebtedness ($22,763) to net capital was 1.97 to 1, which is less than the 15 to 1 maximum ratio required for broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $ 187 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 11,765
Adjustments:		
Non-allowable assets	(186)	
Rounding	(1)	
Total adjustments		(187)
Net capital per audited statements		$ 11,578

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2004

Computation of net capital:		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	6,648	
Total stockholder's equity		$ 17,648
Add: Deferred income taxes payable	–	
Less: Non allowable assets		
Accounts receivable	(40)	
Prepaid income taxes	(186)	
Deferred tax asset	(5,538)	
Total adjustments		(5,764)
Net capital before haircuts		11,884
Less: Haircuts		
Money Market	(306)	
Total Haircuts		(306)
Net Capital		11,578
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 1,518	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 6,578
Ratio of aggregate indebtedness to net capital	1.97:1	

There was a $187 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated November 30, 2004. See Note 6.

See independent auditor's report.

Investment Security Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of November 30, 2004

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Investment Security Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of November 30, 2004

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Investment Security Corporation

In planning and performing my audit of the financial statements and supplemental schedules of Investment Security Corporation (the Company), for the year ended November 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Investment Security Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
December 21, 2004